                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                      TCI SATELLITE ENTERTAINMENT, INC.
                              (Name of Issuer)

                   Series A Common Stock, $1.00 par value
                   Series B Common Stock, $1.00 par value
                   --------------------------------------
                      (Title of Classes of Securities)

                      Series A Common Stock:  872298104
                      Series B Common Stock:  872298203
                      ---------------------------------
                               (CUSIP Numbers)

                             Dr. John C. Malone
                        c/o Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111, (303-267-5500)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                MAY 28, 1997
                                ------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------

                           Exhibit Index is on Page 6


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
Cusip No. -  Series A Common Stock         872298104
Cusip No. -  Series B Common Stock         872298203



---------------------------------------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 Dr. John C. Malone

---------------------------------------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                                     (a)      [ ]
                                                                                     (b)      [ ]

---------------------------------------------------------------------------------------------------------------
         (3)     SEC Use Only

---------------------------------------------------------------------------------------------------------------
         (4)     Source of Funds
                 PF, AF

---------------------------------------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [ ]

---------------------------------------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization
                 U.S.

---------------------------------------------------------------------------------------------------------------
 Number of       (7)      Sole Voting Power                 1,667,297 Shares of Series A*
                                                            2,528,708 Shares of Series B**
Shares Bene-
                          -------------------------------------------------------------------------------------
  ficially                (8)     Shared Voting Power               0 Shares
 Owned by
                          -------------------------------------------------------------------------------------
Each Report-     (9)      Sole Dispositive Power            1,667,297 Shares of Series A*
                                                            2,528,708 Shares of Series B**
 ing Person
                          -------------------------------------------------------------------------------------
   With          (10)     Shared Dispositive Power          0 Shares

---------------------------------------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,667,297 Shares of Series A*
                          2,528,708 Shares of Series B**

---------------------------------------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares                   [  ] **

---------------------------------------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)

                          Series A Common Stock             2.9%
                          Series B Common Stock             29.9%

------------------------------------------------------------------------------------------------------
         (14)    Type of Reporting Person

                          IN

-----------------------------
*Including the 1,467,203 shares beneficially owned by Dr. Malone, together with the additional 200,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, but does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. (See Items 3 and 5)

**Includes 117,300 shares of Series
B Common Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5)

Cusip No. -  Series A Common Stock         872298104
Cusip No. -  Series B Common Stock         872298203


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                       TCI SATELLITE ENTERTAINMENT, INC.
                         (Commission File No. 0-21317)

ITEM 1.  Security and Issuer

         Dr. John C. Malone hereby amends and supplements his Statement on Schedule 13D (the "Statement"), with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), and the Series B Common Stock, par value $1.00 per share (the "Series B Stock" and together with the Series A Stock, the "Issuer Common Stock"), of TCI Satellite Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

         Dr. Malone is filing this Amendment No. 2 to the Statement to report (a) a correction in the number of shares of the Issuer beneficially owned by Dr. Malone, and (b) the final terms of the loan used by Dr. Malone to acquire additional shares of the Issuer in March 1997.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

         On March 4, 1997, Dr. Malone purchased through a broker
625,000 shares of Series A Stock at a purchase price of $8 per share for a total purchase price of $5,000,000. In addition, on March 4, 1997, Dr. Malone purchased through a broker 100,000 shares of Series A Stock at a purchase price of $7.875 per share for a total purchase price of $787,500. On March 5, 1997, Dr. Malone purchased through a broker 625,000 shares of Series A Stock at a purchase price of $8 per share for a total purchase price of $5,000,000, and 100,000 shares of Series A Stock at a purchase price of $7.875 per share for a total purchase price of $787,500.

Cusip No. -  Series A Common Stock         872298104
Cusip No. -  Series B Common Stock         872298203


         The source of the consideration used to purchase the Series A Stock was an advance from TCI Technology Ventures, Inc., a Delaware corporation and a wholly owned subsidiary of Tele-Communications, Inc., a Delaware corporation. That advance has been reflected as a loan as evidenced by that certain Promissory Note dated as of March 4 & 5, 1997 (the "Note"), executed on May 28, 1997, by Dr. Malone as maker for TCI Technology Ventures, Inc. as holder. The
Note is attached to this Amendment No. 2 to the Statement as Exhibit 7(A) and is incorporated herein by this reference.

         The aggregate principal amount of the loan is $11,601,259.70. The loan bears interest at the rate of one month LIBOR, plus 1%, per annum compounded annually. Interest is due and payable on March 1 of each year, commencing March 1, 1998. The outstanding principal amount and any unpaid interest on the Note is due and payable on March 31, 1999.

         Dr. Malone has pledged as security for the Note 193,400 shares of Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock of Tele-Communications, Inc. (the "Class B Preferred Stock"). The terms of the pledge of the Class B Preferred Stock are set forth in a Stock Pledge dated as of March 4, 1997, executed by Dr. Malone and TCI Technology Ventures, Inc. on May 28, 1997 and May 27, 1997, respectively. The description of the loan contained herein is qualified in its entirety by reference to the text of the Note, and the description of the pledge contained herein is qualified in its entirety by reference to the text of the Stock Pledge.

ITEM 5.  Interest in Securities of the Issuer

         No change to Item 5 of the Statement, except for the following change in Item 5(a):

         Recently, The Bank of New York, as Stock Transfer Agent and Registrar of the Issuer, has informed Dr. Malone that it erroneously issued to Dr. Malone 4,500 shares of Series B Stock. After being notified of the erroneous issuance, Dr. Malone returned such shares for cancellation. After correcting for such error, Dr. Malone beneficially owns 2,528,708 shares of the Series B Stock. Of the 2,528,708 shares beneficially owned, 2,411,408 shares are owned of record and the remaining 117,300 shares are owned of record by Dr. Malone's spouse, to which Dr. Malone disclaims beneficial ownership. All other information in Item 5(a) remains correct, except Dr. Malone beneficially owns 1,667,297 shares of Series A Stock, because in March 1997 he received 94 additional shares thereof pursuant to the Issuer's Employee Stock Purchase Plan.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is hereby amended by adding the following statement therein:
See Item 3.

ITEM 7.  Material to be Filed as Exhibits


         A. Promissory Note dated as of March 4 & 5, 1997, by Dr. Malone as maker for TCI Technology Ventures, Inc. as holder (executed on May 28, 1997).


         B. Stock Pledge dated as of March 4, 1997, between Dr. Malone and TCI Technology Ventures, Inc. (executed on May 28, 1997 and May 27, 1997, respectively).

Cusip No. -  Series A Common Stock         872298104
Cusip No. -  Series B Common Stock         872298203


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


May 28, 1997                               /s/ Dr. John C. Malone
                                           --------------------------------
                                           Dr. John C. Malone

Cusip No. -  Series A Common Stock         872298104
Cusip No. -  Series B Common Stock         872298203


                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                           EXHIBIT                                            PAGE
------                                           -------                                            ----
99.7.a         Promissory Note dated as of March 4 & 5, 1997, by Dr. John C. Malone as               7
               maker for TCI Technology Ventures, Inc. as holder (executed on May 28,
               1997).

99.7.b         Stock Pledge dated as of March 4, 1997, between Dr. John C. Malone and TCI            8
               Technology Ventures, Inc. (executed on May 28, 1997 and May 27, 1997, respectively).





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